March 18, 2010

Daniel J. Warmenhoven
Chief Executive Officer and Chairman of the Board
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

      Re: NetApp, Inc.
             Form 10-K for the Fiscal Year Ended April 29, 2009
             Filed June 17, 2009
             File No. 0-27130
             Response Letter Dated March 12, 2010

Dear Mr. Warmenhoven:

      We refer you to our comment letter dated February 26, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                Sincerely,

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance